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SEC Mail Processing Section

FEB 22 2016

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Financial Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6003 University Ave, Ste C
(No. and Street)

Cedar Falls (City) IA (State) 50613 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard R. Dobson, JR. (319) 277-3553
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

10700 Research Drive, Ste 200 (Address) Milwaukee (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Howard R. Dobson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Financial Securities, Inc., as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANELL MEYER
COMMISSION NO.739191
MY COMMISSION EXPIRES
FEBRUARY 17, 2018

[signature]
Signature

CCO/VP/FinOp
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
American Financial Securities, Inc.
Cedar Falls, Iowa

We have audited the accompanying statement of financial condition of American Financial Securities, Inc. as of December 31, 2015, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Milwaukee, Wisconsin
February 12, 2016

AMERICAN FINANCIAL SECURITIES, INC.
Cedar Falls, Iowa

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
December 31, 2015

TABLE OF CONTENTS

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$ 43,910
Commissions receivable	6,988
Regulatory deposit	1,986
Prepaid expenses	3,117
TOTAL ASSETS	$ 56,001

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 2,500
Accrued liabilities	3,863
Commissions payable	3,494
Total liabilities	9,857
Stockholder's equity:	
Common stock, no par value, stated value $5 per share, 1,000 shares authorized, issued, and outstanding	5,000
Additional paid-in-capital	20,000
Retained earnings	21,144
Total stockholder's equity	46,144
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 56,001

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2015

REVENUE		
Commissions earned		$ 264,937
EXPENSES		
Commissions expense	132,469	
Discretionary bonus	24,200	
Professional	20,030	
Management	6,000	
Expense apportioned clerical support	52,676	
Registration and regulatory	8,311	
Dues and subscriptions	3,142	
Other	2,089	
Total expenses		248,917
NET INCOME		$ 16,020

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2015	$ 5,000	$ 20,000	$ 35,124	$ 60,124
Net income	-	-	16,020	16,020
Distributions	-	-	(30,000)	(30,000)
BALANCE, DECEMBER 31, 2015	$ 5,000	$ 20,000	$ 21,144	$ 46,144

The accompanying notes are an integral part of the financial statements.

AMERICAN FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 16,020	
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Commissions receivable	(6,983)	
Prepaid expenses	(1,285)	
Regulatory deposit	162	
Commissions payable	3,491	
Accounts payable	2,500	
Accrued liabilities	3,863	
Net cash provided by operating activities		17,768
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(30,000)	
Net cash used in financing activities		(30,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(12,232)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		56,142
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 43,910

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a limited broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Commission and claims exemption from the remaining provisions of that rule.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

Commissions due from the sale of mutual funds and variable annuities are determined by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or variable annuity sold. Commissions are considered to be earned on a trade date basis when the customer funds are accepted by the mutual fund or variable annuity company.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commission's receivable. Management considers all commissions receivable to be collectible.

AMERICAN FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company's stockholder is liable for federal and state income taxes on the Company's income in his individual income tax returns.

The Company follows the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic ASC 740-10 and has evaluated for uncertain tax positions. Management has determined that there are no uncertain tax positions as of December 31, 2015. The tax returns for the past three years remain open for examination by tax jurisdictions.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company occupies office space in offices owned by Black Hawk Properties, which is owned by the Company's stockholder. For the year ended December 31, 2015, the Company paid $6,000 of management fees and $52,676 in apportioned clerical support to Investors Professional Services (IPS), a company owned by substantially the same owner as the Company. Included in the management fee is rent for the office space. Accounts payable to registered representatives totaled $3,494 as of December 31, 2015.

NOTE 3 - RECEIVABLE FROM BROKER DEALER AND PAYABLE TO REGISTERED REPRESENTATIVES

Amounts receivable from broker dealer and payable to registered representatives at December 31, 2015 consist of the following:

Fees and Commissions Receivable	$	6,988
Payables	$	3,494

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company had net allowable capital of $38,039, which is in excess of the $5,000 requirement under Rule 15c3-1. The Company has aggregate indebtedness of $9,857 which results in a ratio of 0.26 to 1

There are no material differences between these financial statements and the December 31, 2015 financial statements filed with FINRA.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company derived approximately 87% of its revenue from two investment companies during the year ended December 31, 2015.

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated subsequent events through February 12, 2016, which is the date these financial statements were issued. Events or transactions occurring after December 31, 2015, but prior to February 12, 2016 that provide additional evidence about conditions that existed at December 31, 2015, have been recognized in the financial statements for the year ended December 31, 2015.

On January 4, 2016, the Company paid the owner of the Company a $2,500 distribution. The Company plans to distribute $2,500 per month through June 2016.

SUPPLEMENTARY INFORMATION

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2015

TOTAL STOCKHOLDER'S EQUITY		$ 46,144
Non allowable assets		
AFS daily account	$1,986	
Prepaid expenses	3,117	
Commissions Receivable >30 days	3,002	
Total non-allowable assets		8,105
NET CAPITAL		$ 38,039
Aggregate Indebtedness		
Included in the statement of financial condition:		
Commissions payable	$3,494	
Accounts payable	2,500	
Accrued liabilities	3,863	
Total aggregate indebtedness		$ 9,857
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 657
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 33,039
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 32,039
Ratio of aggregate indebtedness to net capital		0.26 to 1

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as December 31, 2015)

There were no material differences between this calculation and stockholders equity and net capital as reported in the Company's Focus Report Part IIA.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (exemption)
December 31, 2015

The computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included as American Financial Securities, Inc. claims exemption from such computation under Section (k)(1), as the Company does not carry customers' accounts on its books.

AMERICAN FINANCIAL SECURITIES, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (exemption)
December 31, 2015

Information relating to possession or control requirements is not included therein as the Company claims exemption pursuant to Section (k)(1), since the Company does not carry customers' accounts on its books.